FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding progress of certain transaction of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 10,  2017;
2.          A notice of date of meeting of the board of directors, an announcement regarding resignation of director, and a list of directors and their role and function, each made by the Registrant on October 10, 2017; and
3.          A monthly return of equity issuer on movements in securities of the Registrant for the month ended September 30, 2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON PROGRESS OF THE TRANSACTION

Reference is made to the announcement of Huaneng Power International, Inc. (the “Company”) dated 29 September 2017 (the “Announcement”) in relation to a discloseable and connected transaction regarding the transfer of a 56.53% interests in Taishan Power held by the Company’s controlling subsidiary, Shandong Company, to HETHC. Capitalised terms used herein shall have the same meanings as those defined in the Announcement, unless the context requires otherwise.

The Transfer has been completed on 30 September 2017. According to the Transfer Agreement, HETHC has paid 50% of the consideration of the Transfer to Shandong Company on 30 September 2017.

Following completion, Taishan Power will no longer be included in the consolidated financial statements of the Company. Given the consideration of the 56.53% interest transfer in Taishan Power and the corresponding net assets of Taishan Power under International Financial Reporting Standards as at the date of the Transfer (unaudited), currently the Company anticipates to recognize a gain of approximately RMB23 million in the consolidated financial statement under International Financial Reporting Standards upon the completion of the Transfer. The sale proceeds will be used as the Company’s working capital and the funds for developing investment projects in the future.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
10 October 2017

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces that a meeting of the Board of the Company will be convened on Tuesday, 24 October 2017, for the purposes of considering and approving the results announcement of the Company for the nine months ended 30 September 2017 for publication, and transacting any other business.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
9 October 2017

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESIGNATION OF DIRECTOR

Huaneng Power International, Inc. (the “Company”) hereby announces that due to change of work requirement, Mr. Guo Junming (the Vice Chairman and Non-executive Director of the Company) has recently tendered his resignation report in writing to the board of directors of the Company (the “Board”) in accordance with the relevant provision, resigning from the positions of Director of the ninth session of the board of directors and Vice Chairman of the Company. The above-mentioned resignation becomes effective on 9 October 2017.

Mr. Guo Junming confirmed that there is no disagreement with the Board and he is not aware of any matter in relation to his resignation from the Vice Chairman and the Director of the Company that needs to be brought to the attention of the shareholders of the Company.

The Board is satisfied with the work by Mr. Guo Junming during his term of tenure as the Company’s director and Vice Chairman and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Guo.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
10 October 2017

Announcement 4

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Huaneng Power International, Inc. are set out below:

Chairman and Executive Director

Cao Peixi

Executive Directors

Liu Guoyue (President)
Fan Xiaxia (Vice-President)

Non-executive Directors

Huang Jian
Wang Yongxiang
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Directors

Yue Heng
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi

There are four Board specialized committees. The table below provides membership information of these committees on which each Board member serves:

Board Committees
Director	Strategy Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Cao Peixi
Liu Guoyue	Chairman		Member
Fan Xiaxia	Member			Member
Huang Jian	Member
Wang Yongxiang	Member
Mi Dabin				Member
Guo Hongbo			Member
Cheng Heng			Member
Lin Chong				Member
Yue Heng		Chairman	Member	Member
Xu Mengzhou		Member		Member
Liu Jizhen	Member	Member	Member	Chairman
Xu Haifeng	Member	Member	Member
Zhang Xianzhi		Member	Chairman	Member

Beijing, the PRC
10 October 2017

Announcement 5

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/09/2017

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc
Date Submitted	03/10/2017

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	902	Description :	“H” share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011	Description :	“A” share listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,500,000,000	1.00	10,500,000,000

Increase/(decrease)		0		0

Balance at close of the month		10,500,000,000	1.00	10,500,000,000

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,200,383,440

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	4,700,383,440	10,500,000,000	N/A	N/A

Increase/ (decrease) during the month	0	0

Balance at close of the month	4,700,383,440	10,500,000,000

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer): N/A
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)
Total A. (Ordinary shares)
(Preference shares)
(Other class)
Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed: N/A
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed): N/A
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)
(Preference shares)
(Other class)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes): N/A
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Ordinary shares (Note 1)

2.

( / / )
Ordinary shares (Note 1)

3.

( / / )
Ordinary shares (Note 1)

Total D. (Ordinary shares)
(Preference shares)
(Other class)

Other Movements in Issued Share Capital: N/A
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

2. Open offer	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

3. Placing	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

4. Bonus issue				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

6. Repurchase of shares				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

7. Redemption of shares				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

8. Consideration issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

10. Other (Please specify)	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	0
	(2)	0
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

Remarks (if any):

Submitted by:	Du Daming

Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 16, 2017